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                                 Exhibit 21.1

                        Subsidiaries of the Registrant

       Prior to the merger, the Registrant, Dakota Growers Restructuring Company, Inc. does not have any subsidiaries. Following the merger, Primo Piatto, Inc., a Minnesota corporation, will be a subsidiary of Dakota Growers Restructuring Company, Inc.